                                                                    AMENDMENT #2


                                SEI DAILY INCOME TRUST
                           CERTIFICATE OF CLASS DESIGNATION
                                MONEY MARKET PORTFOLIO
                              PRIME OBLIGATION PORTFOLIO
                                 GOVERNMENT PORTFOLIO
                               GOVERNMENT II PORTFOLIO
                                  TREASURY PORTFOLIO
                                TREASURY II PORTFOLIO

                                  SWEEP CLASS SHARES

1.  CLASS-SPECIFIC DISTRIBUTION ARRANGEMENTS; OTHER EXPENSES.

    Sweep Class Shares are sold without a sales charge, but are subject to Rule 12b-1 distribution plan payments of up to .50% payable to the Distributor. The Distributor may use this fee for (i) compensation for its services in connection with distribution assistance or provision of shareholder services; or (ii) payments to financial institutions and intermediaries such as banks, investment counselors, broker-dealers and the Distributor's affiliates and subsidiaries as compensation for services or reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

    Sweep Class shares are subject to a shareholder servicing fee of up to .25%, payable to the Distributor under the Sweep Class Shareholder Service Plan.
Under this Plan, the Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following shareholder services to clients who may from time to time beneficially own shares: (i) maintaining accounts relating to clients that invest in shares; (ii) arranging for bank wires; (iii) responding to client inquiries relating to the services performed by the Distributor or any service provider; (iv) responding to inquiries from clients concerning their investments in shares; and (v) assisting clients in changing dividend options, account designations, and addresses.


2.  ELIGIBILITY OF PURCHASERS

    Sweep Class shares do not require a minimum initial investment and are available only to shareholders who are clients of or account holders with certain banks that have entered into arrangements with the Distributor.

3.  EXCHANGE PRIVILEGES.

    Sweep Class shares of the Fund may be exchanged for Sweep Class shares of any other Fund of the Trust that creates Sweep Class shares in accordance with the procedures disclosed in the

Fund's Prospectus and subject to any applicable limitations resulting from the closing of Funds to investors.

4.  VOTING RIGHTS.

    Each Sweep Class shareholder will have one vote for each full Sweep Class share held and a fractional vote for each fractional Sweep Class share held. Sweep Class shareholders will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Sweep Class (such as a distribution plan or service agreement relating to Sweep Class), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the Sweep Class shareholders differ from the interests of holders of any other class.

5.  CONVERSION RIGHTS.

    Sweep Class shares do not have a conversion feature.